Mercedes-Benz Auto Lease Trust 2026-A
Investor Report
Collection Period Ended   31-Mar-2026

Amounts in USD

Dates

Collection Period No.	3	
Collection Period (from... to)	1-Mar-2026	31-Mar-2026
Determination Date	13-Apr-2026	
Record Date	14-Apr-2026	
Payment Date	15-Apr-2026	
Interest Period of the Class A-1, A-2B Notes (from... to)	16-Mar-2026	15-Apr-2026	Actual/360 Days	30
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Mar-2026	15-Apr-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	309,710,000.00	206,287,065.08	171,986,914.19	34,300,150.89	110.749252	0.555316
Class A-2A Notes	264,644,000.00	264,644,000.00	264,644,000.00	0.00	0.000000	1.000000
Class A-2B Notes	200,000,000.00	200,000,000.00	200,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	464,644,000.00	464,644,000.00	464,644,000.00	0.00	0.000000	1.000000
Class A-4 Notes	66,002,000.00	66,002,000.00	66,002,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,305,000,000.00**	**1,201,577,065.08**	**1,167,276,914.19**	**34,300,150.89**		
Overcollateralization	195,003,353.89	217,500,486.31	217,500,486.31			
Total Securitization Value	**1,500,003,353.89**	**1,419,077,551.39**	**1,384,777,400.50**			
present value of lease payments	738,431,273.82	659,407,224.23	631,077,247.90			
present value of Base Residual Value	761,572,080.07	759,670,327.16	753,700,152.60			

	Amount	Percentage
Initial Overcollateralization Amount	195,003,353.89	13.00%
Target Overcollateralization Amount	217,500,486.31	14.50%
Current Overcollateralization Amount	217,500,486.31	14.50%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	34,300,150.89	110.749252
Class A-2A Notes	3.830000%	844,655.43	3.191667	844,655.43	3.191667
Class A-2B Notes	4.022230%	670,371.67	3.351858	670,371.67	3.351858
Class A-3 Notes	3.930000%	1,521,709.10	3.275000	1,521,709.10	3.275000
Class A-4 Notes	3.970000%	218,356.62	3.308333	218,356.62	3.308333
Total		**3,255,092.82**		**$37,555,243.71**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,425,003,186.20	1,344,077,383.70	1,309,777,232.81

Available 2026-A Collections	
Lease Payments Received	30,162,794.89
Net Sales Proceeds-early terminations (incl Defaulted Leases)	15,233,956.61
Net Sales Proceeds-scheduled terminations	3,422,613.43
Excess wear and tear included in Net Sales Proceeds	4,127.69
Excess mileage included in Net Sales Proceeds	24,847.07
Subtotal	48,819,364.93
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	125,005.32
Total Available Collections	**48,944,370.25**

Distribution on the Exchange Note	
(1) Total Servicing Fee	1,182,564.63
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (3.98%)	4,457,856.66
(3) Exchange Note Principal Distributable Amount	34,300,150.89
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	9,003,798.07
Total Distribution	**48,944,370.25**

Available Funds ABS Notes	
Total Exchange Note Payments	38,758,007.55
Reserve Account Draw Amount	0.00
Total Available Funds	**38,758,007.55**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	3,255,092.82
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	34,300,150.89
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	1,202,763.84
Total Distribution	**38,758,007.55**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,182,564.63	1,182,564.63	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	3,255,092.82	3,255,092.82	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	844,655.43	844,655.43	0.00
thereof on Class A-2B Notes	670,371.67	670,371.67	0.00
thereof on Class A-3 Notes	1,521,709.10	1,521,709.10	0.00
thereof on Class A-4 Notes	218,356.62	218,356.62	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	3,255,092.82	3,255,092.82	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	34,300,150.89	34,300,150.89	0.00
Principal Distribution Amount	34,300,150.89	34,300,150.89	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,750,008.38
Reserve Fund Amount - Beginning Balance	3,750,008.38
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	10,349.94
minus Net Investment Earnings	10,349.94
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,750,008.38
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	10,349.94
Net Investment Earnings on the Exchange Note	
Collection Account	114,655.38
Investment Earnings for the Collection Period	125,005.32

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,500,003,353.89	28,499
Securitization Value beginning of Collection Period	1,419,077,551.39	27,792
Principal portion of lease payments	17,071,258.90	
Terminations- Early	11,131,165.43	
Terminations- Scheduled	3,027,905.76	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	3,069,820.80	
Securitization Value end of Collection Period	1,384,777,400.50	27,401

Pool Factor	92.32%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	10.40%	10.40%
Weighted Average Remaining Term (months)	30.31	27.70
Weighted Average Seasoning (months)	9.92	12.52
Aggregate Base Residual Value	976,305,121.65	937,805,102.70
Cumulative Turn-in Ratio		45.74%
Proportion of base prepayment assumption realized life to date		198.66%
Actual lifetime prepayment speed		0.63%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,380,457,738.21	27,322	99.69%
31-60 Days Delinquent	3,383,793.87	62	0.24%
61-90 Days Delinquent	626,654.17	10	0.05%
91-120 Days Delinquent	309,214.25	7	0.02%
Total	1,384,777,400.50	27,401	100.00%

Delinquency Trigger		**5.684%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.068%
Delinquency Trigger occurred		No

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	2,668,749.19	45	6,503,003.64	120
Liquidation Proceeds	2,089,473.60		6,263,839.48	
Recoveries	114,225.40		115,693.35	
Principal Net Credit Loss / (Gain)	465,050.19		123,470.81	
Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):				
Current Collection Period	0.398%			
Prior Collection Period	(0.074%)			
Second Prior Collection Period	(0.103%)			
Third Prior Collection Period	NA			
Four Month Average	0.074%			
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value			0.008%	
Average Net Credit Loss / (Gain)			1,028.92	

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	14,560,142.80	346	44,671,994.08	976
Sales Proceeds and Other Payments Received	16,254,456.52		50,430,616.12	
Residual Loss / (Gain)	(1,694,313.72)		(5,758,622.04)	
Residual Loss / (Gain) as % of Average Securitization Value (annualized):				
Current Collection Period	(1.450)%			
Prior Collection Period	(1.315%)			
Second Prior Collection Period	(1.016%)			
Third Prior Collection Period	NA			
Four Month Average	(1.260)%			
Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value			(0.384)%	
Average Residual Loss / (Gain)			(5,900.23)	